2016-11-22

PRESS RELEASE

Communiqué from Extraordinary General Meeting 2016

Oasmia Pharmaceutical AB (publ.), with VAT no SE556332-667601, held on Monday, November 21, 2016, an Extraordinary General Meeting where the following main resolutions were made. For more detailed information about the content of the resolutions, see the notice for Extraordinary General Meeting which is available on Oasmia’s website www.oasmia.com.

Election of Members and Chairman of the Board

The General Meeting made a resolution that, in accordance with a proposal from Alceco International S.A. at the General Meeting, that the Board shall consist of five regular members and no deputies.

Since it was established that Horst Domdey and Hans Sundin have resigned from the Board, a resolution was made at the General Meeting that the Board shall consist of five people, and election of Anders Lönner as Chairman. Julian Aleksov was elected as Vice Executive Chairman.

Remuneration for the Chairman of the Board

A resolution was made at the General Meeting that the Chairman shall receive remuneration amounting to SEK 300,000.

Issue of warrants

Resolutions were made in accordance with two proposals, one from the Board of Directors and one from Alceco International S.A, regarding warrant programmes for certain managers and Members of the Board in the company. The warrant programmes means that the company issues warrants to a wholly owned subsidiary which is liable to reassign them to the participants in the program.

The resolution, in accordance with the Board of Directors proposal, states that at most 3,000,000 warrants may be issued to the subsidiary. Full utilization of the warrants may increase the share capital with SEK 300,000.

The subsidiary’s subscription of the warrants must be made within three weeks as of the day of the issue resolution. The warrants will be issued free of charge.

Members of the company’s management, excluding the Vice Executive Chairman, will have the right to subscribe to warrants from the subsidiary. Each person will have the right to subscribe for 750,000 warrants.

Notice of subscription shall be made from and including to and including November 22, 2016 to November 24, 2016. The Board has the right to extend the period for notice of subscription.

Every warrant allows the holder to subscribe to one new share in the company and new subscriptions may be made during the period as of November 24, 2018 to January 24, 2019.

The subscription price per share will correspond to 150 percent of the volume -weighted average price according to Nasdaq Stockholm’s official price list for the company share during the period as of October 3, 2016 to October 21, 2016.

Full subscription of shares supported by all warrants in the program for the management may require that 3,000,000 new share be issued, which corresponds to a dilution of about 2.5% of the total number of shares and votes, albeit with reservation for possible recalculation according to the warrant terms.

The resolution in accordance with the proposal from Alceco International S.A. entails that at most 6,000,000 warrants may be issued to the subsidiary. Full utilization of the warrants may increase the share capital by SEK 600,000.

Subscription of warrants shall be made within three weeks from the day of the issue resolution. The warrants will be issued to the subsidiary free of charge.

Certain Members of the Board will have the right to subscribe to warrants. The elected Chairman has the right to subscribe for 4,000,000 warrants and other Board Members which are independent with regard to the major shareholders in the company (which refers to owners controlling more than ten percent of the total number of shares and votes in the company), have the right to subscribe for 500,000 warrants.

The terms of notice for subscription of warrants, the right and time for subscription of new shares and share price corresponds to the terms which apply to the program for managers.

Full subscription of new shares supported by all warrants in the programme for Members of the Board may entail that 6,000,000 new shares are issued, corresponding to a dilution of about 4.8 % of the total number of shares and votes, albeit with reservation for possible recalculation according to the warrant terms.

The company’s earnings per share is not affected by the issue of the warrants since the present value of the warrant’s redemption price exceeds the market value for the share at the time of issue. The participants will acquire the warrants at market value, meaning that the warrants will not result in personnel costs for the company.

The Board has in immediate connection to the Extraordinary General Meeting made a resolution to extend the time for notice of subscription to December 5, 2016 for both programs, in order to enable subscription after the end of the silent period for managers in the company as a result of the company’s interim report, which will be published on December 2, 2016.

Other information

For the sake of clarity, no other new information, not previously communicated to the market, was released at the meeting.

For more information, please contact:

Julian Aleksov, Vice Executive Chairman

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.15 CET on November 22, 2016.